File No. 70-8933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
AMENDMENT NO. 3
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann               William J. Grealis
Associate General Counsel         President
Cinergy Corp.                     Cinergy Investments, Inc.
(address above).                  (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

1. Item 3 ("Applicable Statutory Provisions") is hereby amended by appending the following paragraph to the text thereunder:

    "Solutions' proposed business activities are entirely consistent with
Commission precedent, to wit:  (1) Energy Management Services   see, e.g.,
GPU, Inc., et al., Rel. No. 35-26556 (August 16, 1996); The Southern
Company, et al., Rel. No. 35-26240 (February 28, 1995) ("Southern
Development"); (2) Asset Management Services   see, e.g., Entergy
Corporation, et al., Rel. No. 35-26322 (June 30, 1995) ("Entergy Enterprises"); The Southern Company, et al., Rel. No. 35-26212 (December
30, 1994); (3) Consulting Services   see, e.g., Southern Development,
supra; (4) Project Development and Ownership   see The Southern Company, et
al., Rel. No. 35-26468 (February 2, 1996) ("SEI Holdings"); (5) Consumer
Services   see, e.g., The Columbia Gas System, Inc., Rel. No. 35-26498
(March 25, 1996); Consolidated Natural Gas Company, et al., Rel. No. 35-26363
(August 28, 1995); (6) Customer Financing   see, e.g., American
Electric Power Company, Inc., et al., Rel. No. 35-26473 (February 20,
1996); Central and South West Corporation, Rel. No. 35-26367 (September 1,
1995); and (7) Wholly-Owned Subsidiaries; Third-Party Alliances   see SEI
Holdings, supra; Entergy Enterprises, supra."

2.  The following exhibits are filed herewith:

    A-1  Form of certificate of incorporation of Solutions

    A-2  Form of by-laws of Solutions

    A-3  Form of common stock certificate of Solutions

    B    Form of restated Appendix A to NUSA

    F-1  Preliminary Opinion of Counsel

                                   SIGNATURE

    Pursuant to the requirements of the Act, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: December 11, 1996

                                     CINERGY CORP.


                                     By:  /s/ William J. Grealis
                                     Vice President


                                     CINERGY INVESTMENTS, INC.


                                     By:  /s/ William J. Grealis
                                     President


                                     CINERGY SERVICES, INC.


                                     By:  /s/ William J. Grealis
                                     Vice President